Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

The following presentation contains forward-looking statements, including statements regarding industry trends, such as supplier consolidation, benefits of the proposed merger involving Symantec Corporation (“Symantec”) and VERITAS Software Corporation (“VERITAS”), such as improved customer and platform coverage and improved product capabilities, post-closing integration of the businesses and product lines of Symantec and VERITAS, future product releases and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by the statements in this article. Such risk factors include, among others, deviations in actual industry trends from current expectations, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, the satisfaction of closing conditions to the transaction, difficulties encountered in integrating merged businesses and product lines, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Additional Information and Where to Find It

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the proposed merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the proposed merger. Investors and security holders may obtain free copies of this filing and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the proposed merger transaction is included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ annual report on Form 10-K for the year ended December 31, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following slides were used by John W. Thompson, Chairman and Chief Executive Officer of Symantec, during a presentation at the JPMorgan 33rd Annual Technology Conference on May 17, 2004 and were subsequently posted on the joint Symantec - VERITAS merger website.

*  *  *

Delivering Information Security and Availability John W. Thompson Chairman and Chief Executive Officer, Symantec

Forward-Looking Statement This presentation contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec's results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec's and VERITAS' most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement. Forward-Looking Statement

Where to Find Additional Information Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS Software Corporation. We urge investors and security holders to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the preliminary joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Symantec or VERITAS is also included in Symantec's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004 or VERITAS' proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. Investors and security holders may obtain free copies of the documents described above and other documents filed with the SEC at www.sec.gov or by contacting Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523. Additional Information

Strategic Rationale

Balance Access and Risk with Return on Investment Network Application Database Server Storage ACCESS Complexity Risk Availability CIO Balance Security Threats Compliance Business Continuity Performance Security Clients

Key CIO Priorities are Evolving CIO Priorities Reduce IT Cost and Complexity 81% make reducing overall complexity a top priority 70% are looking for a significant payoff from emerging technologies Almost half continue to focus on cost reductions as a top priority Focus on Revenue Generating Programs Delivering greater service to customers is top priority for 72% of CIO's 49% view revenue growth as a top priority Mitigate IT Risk Security continues as a top priority for 84% of CIO's More than half, 59%, have budgeted business continuity initiatives Nearly all (86%) intend to be fully compliant with regulatory requirements * CIO Insight, 30 strategies for the year ahead, ZD publishing

Information Security and Information Availability Must Converge Automation Performance Availability Applications Servers Storage Security Convergence Network

Information Integrity Merger Together Symantec and VERITAS provide customers with the broadest solutions to ensure the security and availability of their most valuable asset - their information VERITAS is the industry leader in information availability Symantec is the industry leader in securing information

Category Leadership - Uniquely Positioned to Drive Convergence Storage Software Backup & Recovery Storage Management Vulnerability Mgmt Secure Content Mgmt Security Software Leadership Source: Gartner, IDC Industry leader across all major security and availability categories

Symantec + VERITAS: Competitive Differentiators Broad category leadership #1 market share in 6 market segments Unique scale and scope No hardware agenda Creates platform-independent security and storage vendor Uniquely positioned to drive convergence Competitive Advantage

Integration Update

Integration Priorities Sustain business momentum Deliver on cost synergies Facilities Procurement Headcount redundancies Seize near-term revenue opportunities Communicate product strategy and roadmap to customers Priorities

Product Plans Product Plans

Sales and Channel Integration Planning Four-pronged approach to winning in the marketplace Leverage key account relationships and identify cross-selling opportunities Leverage Symantec resellers to expand VERITAS presence in mid-market Leverage online capabilities into mid-market and enterprise accounts Continue to drive consumer sales Revenue synergy opportunities Minimal customer overlap provides cross-selling opportunities into existing installed base Direct sales coverage model Leverage key account relationships Identify cross-selling opportunities Retain specialized sales force Sales and Channel Opportunities SYMC Only Overlap VRTS Only Overlap

Integration Summary Announced leadership in every area of the organization Cost synergies identified Outlined product roadmap Identified early sales opportunities Finalized sales coverage model Infrastructure integration roadmap Integration Summary Ready to Go, Day 1!

Financials

Financial Metrics Pro forma revenue expectation of $5 billion for FY06 Related operating expenses expected to be 55% of revenue Cost synergies of $100 million realized in the first 12 months Non-GAAP EPS is expected to be $0.99, excluding the amortization of deal-related intangibles, the impact of the deferred revenue write-down, restructuring charges, amortization of deferred compensation, and one-time costs associated with the merger Combined entity should generate $400 - $500 million per quarter in cash flow from operating activities Expect total cash of approximately $6 billion Expect shareholder vote during the June quarter Expect to update guidance after the close Financial Metrics

Recent Announcements Share Repurchase Symantec Board authorized the repurchase of an additional $3 billion Effective from close of the merger through March 31, 2006 Accretive to non-GAAP $0.99 earnings per share forecast VERITAS 1Q05 Reported revenue of $559 million GAAP earnings per share of $0.17 Non-GAAP earnings per share* of $0.26 Symantec 4Q05 Reported revenue of $713 million GAAP earnings per share of $0.16 Non-GAAP earnings per share* of $0.25 Recent Announcements *See reconciliation of GAAP to non-GAAP financials in exhibits at the end of this presentation

June Quarter Guidance Symantec 1Q06 Forecast Revenue between $700 - $720 million GAAP earnings per share of $0.23 at the mid-point of revenue guidance Non-GAAP earnings per share* of $0.25 at the mid-point of revenue guidance Recent Announcements *See reconciliation of GAAP to non-GAAP financials in exhibits at the end of this presentation

4th Largest Software Company in the World Breadth and depth: Information Security and Information Availability Fastest growing large software company $35B market opportunity going to $56B Broad Coverage Model Global reach: Consumer to small business to large enterprise Channel presence: Volume distribution to global system integrators Solving the CIO's Biggest Problems Reduce risk and complexity of managing IT infrastructure Heterogeneous solutions from a single source Strong Financials Solid balance sheet Strong cash flow generation Summary Symantec and VERITAS - Driving Long-term Value

Thank You

symantec. VERITAS™

Symantec's Reconciliation of non-GAAP to GAAP: Quarter View

Reconciliation of Non-GAAP to GAAP

	Quarterly View				
($ in thousands except per share amounts)	Jun-04 A	Sep-04 A	Dec-04 A	Mar-05 A	Jun-05 E
Non-GAAP gross profit	$ 467,623	$ 522,298	$ 587,061	$ 602,652	$ 710,000
Cost-of-revenues: Amortization of acquired product rights	(11,250)	(13,204)	(13,335)	(11,105)	(10,938)
GAAP gross profit	$ 456,373	$ 509,094	$ 573,726	$ 591,547	$ 699,062
Non-GAAP Operating Expenses	$ 285,101	$ 313,280	$ 341,776	$ 351,252	$ 347,918
Operating Expenses: Amortization of other intangibles and deferred stock-based compensation, IPR&D and restructuring	4,014	3,697	3,881	8,473	4,523
GAAP operating expenses	$ 289,115	$ 316,977	$ 345,657	$ 359,725	$ 352,441
Non-GAAP net income	$ 127,615	$ 145,826	$ 174,691	$ 186,359	$ 181,948
Cost-of-revenues	(11,250)	(13,204)	(13,335)	(11,105)	(10,938)
Operating expenses	(4,014)	(3,697)	(3,881)	(8,473)	(4,523)
Income tax benefit	4,926	6,698	6,102	7,150	5,646
Tax charge on cash repatriation	-	-	-	(54,249)	-
GAAP net income	$ 117,277	$ 135,623	$ 163,577	$ 119,682	$ 172,133
Non-GAAP Net income per share diluted (1)	$ 0.18	$ 0.20	$ 0.24	$ 0.25	$ 0.25
GAAP Net income per share diluted (1)	$ 0.16	$ 0.19	$ 0.22	$ 0.16	$ 0.23
Shares used to compute net income per share - diluted (in millions)	735.9	736.5	742.4	738.4	741.0

Symantec Reconciliation 22

VERITAS Reconciliation of non-GAAP to GAAP: Quarter View March 31, 2005 ($ in thousands, except per share amounts) Under GAAP Adjustments Non-GAAP Net revenue: User license fees $ 323,242 $ 323,242 Services 236,016 236,016 Total net revenue 559,258 559,258 Cost of revenue: User license fees 8,612 8,612 Services (1) 79,045 (401) A 78,644 Amortization of developed technology (1) 7,424 (7,424) B - Total cost of revenue (2) 95,081 (7,825) 87,256 Gross profit (2) 464,177 7,825 472,002 Gross profit % (2) 83.0% 1.4% 84.4% Operating expenses: Selling and marketing (1) 165,652 (1,396) A 164,256 Research and development (1) 97,510 (1,331) A 96,179 General and administrative (1) 87,907 (30,060)A, 57,847 E Amortization of other intangibles (1) 2,430 (2,430) B - In-process research and development (1) - - Total operating expenses (2) 353,499 (35,217) 318,282 Income from operations (2) 110,678 43,042 153,720 Operating margin % (2) 19.8% 7.7% 27.5% Interest and other income, net 15,532 15,532 Interest expense (5,198) (5,198) Gain on strategic investments (1) 732 (732) C - Income before income taxes (2) 121,744 42,310 164,054 Provision for income taxes (1) 47,042 3,815 D 50,857 Net income (2) $ 74,702 $ 38,495 $ 113,197 Net income per share: Basic (2) $ 0.18 $ 0.09 $ 0.27 Diluted (2) $ 0.17 $ 0.09 $ 0.26 Number of shares used in computing per share amounts - 425,809 425,809 basic Number of shares used in computing per share amounts - 433,119 433,119 diluted VERITAS Reconciliation The non-GAAP financial measures provided herein exclude the impact of non cash charges related to acquisitions, such as the amortization of developed technology, amortization of intangibles, in-process research and development and stock-based compensation expense and the impact of other special items, such as other stock-based compensation expense, gain on strategic investments and related adjustments to provision for income taxes, on our operating results. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Footnotes: A To exclude stock-based compensation expense B To exclude non-cash charges of amortization of intangibles and in-process research and development related to acquisition. C To exclude gain on strategic investments D To adjust the provision for income taxes to reflect the effect of non-GAAP adjustments on net income. E To exclude $30 million related to the Company's expected settlement with the SEC, as described in more detail in Part II, Section 1 of the Company' Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 10,2005.